August 24, 2022

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

460 Fifth Street, NW

Washington, D.C. 20549-3561

Attn:	Aamira Chaudhry
Abe Friedman

Re:	BJ’s Wholesale Club Holdings, Inc.
Form 10-K for Fiscal Year Ended January 29, 2022
Filed March 17, 2022
File No. 001-38559

Dear Ms. Chaudhry and Mr. Friedman:

This letter is submitted on behalf of BJ’s Wholesale Club Holdings, Inc. (the “Company”) in response to comments in the letter dated August 15, 2022 (the “Comment Letter”), from the Division of Corporation Finance Office of Trade & Services to Laura Felice, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2022, filed March 17, 2022. As indicated below, the Company intends to revise disclosure to address the matter raised in the Comment Letter in the Company’s forthcoming periodic reports, beginning with its quarterly report on Form 10-Q for the period ended July 30, 2022, which is expected to be filed on or prior to August 26, 2022.

Form 10-K for Fiscal Year Ended January 29, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Use of Non-GAAP Financial Measures, page 34

1.             To avoid giving undue prominence to your non-GAAP results, please revise to present and discuss your Non-GAAP results after your discussion and analysis of GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company advises the Staff that it will revise its disclosure in future periodic filings in order to avoid giving undue prominence to our non-GAAP results.

Aamira Chaudhry and Abe Friedman

United States Securities and Exchange Commission

August 24, 2022

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (774) 512-7400 or by e-mail at lfelice@bjs.com.

Sincerely,

/s/ Laura L. Felice
Laura L. Felice
Executive Vice President, Chief Financial Officer

cc:	Graham Luce, Senior Vice President, General Counsel of BJ’s Wholesale Club Holdings, Inc.
John Mutkoski, Goodwin Procter LLP